1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 3599 Fax

January 22, 2016

Christina DiAngelo Fettig

Senior Staff Accountant

James O’Connor, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CĪON Investment Corporation Registration Statement on Form N-2 File Nos. 333-203683 and 814-00941

Dear Ms. Fettig and Mr. O’Connor:

We are writing in response to your telephonic comment with respect to the Pre-Effective Amendment No. 2 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), on January 8, 2016 on behalf of CĪON Investment Corporation (the “Company”). The Company has considered your comment and has authorized us, on its behalf, to provide the response set forth below.

Financial Statements

Note 10. Commitments and Contingencies

Comment 1. Please provide additional details as to how the Company reasonably expects to cover its unfunded commitments.

Response 1. The Company will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (i.e., advances from its revolving credit facility and/or cash flows from operations). The Company will not fund its unfunded commitments from net proceeds generated by securities offerings.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

The Company follows a process to manage its liquidity and ensure that it has available capital to fund its unfunded commitments.  Specifically, the Company prepares detailed analyses of the level of its unfunded commitments relative to its then available liquidity on a daily basis.  These analyses are reviewed and discussed on a weekly basis by the Company’s executive officers and senior members of the Company’s investment adviser (including members of the investment committee) and are updated on a “real time” basis in order to ensure that the Company has adequate liquidity to satisfy its unfunded commitments.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

CC:	Matthew K. Kerfoot

Dechert LLP